AT&T Letterhead
Wayne Watts
Senior Executive VP & General Counsel
Legal Department
T:  214-757-3300

AT&T Inc.
One AT&T Plaza
208 South Akard Street
Dallas, TX 75202

                                May 28, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3720
Washington, D.C. 20549

Re:  AT&T Inc.
        Form 10-K for the year Ended December 31, 2009
        Filed February 25, 2010
                                       Definitive Proxy Statement on Schedule 14A Filed March 11, 2010
                                        File No. 001-08610

Ladies and Gentlemen:

We are in receipt of the letter from the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”), dated May 3, 2010 to Mr. Richard G. Lindner, of AT&T Inc. (the “Company” or “we”).  For your convenience, we have included the staff’s comments herein and keyed our responses accordingly.

We acknowledge that the adequacy and accuracy of the disclosure in the filing is our responsibility.  We acknowledge the staff’s position that comment or changes in response to the staff comments in the proposed disclosure in the Forms 10-K and Definitive Proxy Statement do not foreclose the Commission from taking any action with respect to the filing.  We also understand the staff’s position that the staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s responses to the staff’s comments are set forth below.

Form 10-K for the Fiscal Year Ended December 31, 2009

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 2

1.
We note your disclosure on page 5 that “postpaid customer gross additions have continued to increase due to attractive plan offerings and exclusive product offerings, such as Apple iPhone….” We also note, however, that you do not disclose the length of time during which the Apple iPhone will be an exclusive product offering. Please advise with respect to the specific terms of your agreement with Apple Inc. regarding the exclusivity of the Apple iPhone product and the material risks to your company in the event you lose this exclusivity. In addition, please provide an analysis as to why you have not filed your agreements with Apple as exhibits to your Form 10-K.

Response:

Through its subsidiaries, AT&T is a comprehensive provider of telecommunications services, including providing landline voice and data services through our regional, national and global network to consumer and business customers.   In the 22 states where we provide local landline service, we also offer our U-verse video and high-speed broadband services.  The company also provides network management services for its business customers.  AT&T publishes Yellow and White Pages directories and sells directory advertising, Internet-based advertising, and local search.  Our Mobility unit provides wireless services and equipment under the AT&T brand and provides wholesale wireless services under a variety of other brands.

With respect to our retail wireless operations, AT&T Mobility offers a number of post-paid and pre-paid calling plans and numerous wireless handsets, data cards and other wireless enabled devices.  AT&T offers the widest range of ‘smart phones” of any carrier in the country.  Smart phones are devices that provide voice and data communications as well as the capability to access the Internet.  Indeed, AT&T currently offers 18 smart phone handsets produced by 9 companies, including Apple.  In total, AT&T offers 55 wireless devices produced by 14 different companies,  many of which are offered on an exclusive basis.  AT&T’s agreements with these providers are confidential and contain commercially sensitive data; public disclosure of their terms would put the company at a severe competitive disadvantage.

One of the wireless handsets offered by AT&T on an exclusive basis is the iPhone produced by Apple Inc.  The iPhone is a GSM handset and operates only on a GSM network.  In the United States, the only major carriers currently operating GSM networks are AT&T and T-Mobile.  However, to preserve its exclusivity to AT&T, iPhones currently sold in the United States are “locked” so that they will work only on the AT&T network.  While at some time Apple may produce a phone that is compatible with their networks, Sprint and Verizon currently operate CDMA networks, which are incompatible with the iPhone now marketed by Apple.

AT&T believes that disclosure of the term of its agreement with Apple is not required because AT&T believes that loss of exclusivity with respect to the iPhone will not have a material effect on the company.  Due to the depth and breadth of the smart phone lineup offered by AT&T, AT&T is not dependent on a single smart phone to be competitive.    Moreover, the iPhone is configured to work only with the wireless services provided by AT&T.  If an iPhone customer wanted to leave AT&T, his/her iPhone would not work on another carrier’s wireless service and therefore that iPhone customer would have to acquire a new smartphone that would work on the other carrier’s network.  In addition, the typical iPhone customer is on a two year contract with AT&T that does not end upon termination of exclusivity.  If that iPhone customer wanted to leave AT&T when iPhone exclusivity ends and before his/her two year contract has expired, the customer would have to pay an early termination fee (ETF) which we offer as an alternative means of fulfillment of their contract.  Some customers may not want to pay the ETF.

Finally, many of these customers are on family or business plans, which provide for service on multiple wireless handsets (which may or may not be iPhones) and such subscribers tend to have higher retention rates. Family plan users will also not want to abandon free minutes of use that have accumulated under their plan (known as “rollover minutes”), a feature that is not offered by other major post-paid carriers in the United States, and which minutes would be lost if a customer were to switch carriers.  With respect to acquiring new customers after the loss of exclusivity, we note that currently two-thirds of new iPhone purchasers are pre-existing AT&T customers, further reducing the likelihood that loss of exclusivity would have a material impact on the company.

AT&T does not believe that the contract with Apple Inc. is a “material contract” under Item 601 of Reg. S-K and thus is not required to file the contract as an exhibit to its Form 10-K for 2009.  AT&T routinely enters into contracts for the purchase of cell phones from a variety of vendors.  As such, these agreements are the type of contract that “ordinarily accompanies the kind of business conducted by [AT&T]” as contemplated by S-K Item 601(b)(10)(ii).

Definitive Proxy Statement

2.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

As the staff is respectfully aware, disclosure under Item 402(s) is only required if a compensation policy or practice is “reasonably likely to have a material adverse effect on the registrant.”  Prior to filing its 2010 proxy statement, AT&T examined its compensation policies and practices and concluded they were not reasonably likely to have a material adverse effect on the company.  The Human Resources department reviewed compensation methods throughout the company and determined there was no material risk and reported their conclusions to the Human Resources Committee. In addition, on page 33 of the 2010 proxy statement, AT&T discusses its efforts to mitigate compensation-based risk.

Election of Directors, page 14

3.
We note your statement that your disclosure outlines the “skills and experiences [that] qualify each nominee to serve as a Director of AT&T.” However, your disclosure identifies the principal occupations and employment of each such individual and describes relevant skills and experiences of your Board members as a whole, with only parenthetical references to individual directors. In future filings please expand your disclosure with respect to each director to specifically discuss what aspects of the individual’s experience led the board to conclude that the person should serve as a director for the company, as well as any other relevant qualifications, attributes or skills that were considered by the board.  See item 401(e) of Regulation S-K.

Response:

We will make appropriate changes in next year’s proxy statement.

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                Please let me know if you have any additional comments.

Sincerely,

/s/ Wayne Watts
[Wayne Watts]